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                               April 6, 2021

       Steve Daly
       Chief Executive Officer
       Instructure Intermediate Holdings I, Inc.
       6330 South 3000 East, Suite 700
       Salt Lake City, UT 84121

                                                        Re: Instructure
Intermediate Holdings I, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted March 23,
2021
                                                            CIK No. 0001841804

       Dear Mr. Daly:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Our references to prior comments refer to comments in our March 8, 2021 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1.                                                   You state in your
response to prior comment 2 that    users    means individuals, including
                                                        students, teachers,
administrators and observers (i.e., parents or guardians of students) that use any of your
solutions during a certain period of time. Please tell us how you identify your users. In this
regard, clarify whether each user, such as students and their parent or guardian, have separate
account identifiers. Also, clarify whether users    as of    December
                                                        31, 2020 refer to all
users that used your solutions at some point during fiscal 2020.
   2.                                                   You also revised your
disclosures to clarify that    contracted    means a particular customer
                                                        has entered into a
written contract for a specific subscription period for its users and is legally obligated to
pay. It appears that your customers enter into contracts for a certain
 Steve Daly
Instructure Intermediate Holdings I, Inc.
April 6, 2021
Page 2
         number of users, which you refer to as "contracted users," and that the number of users at any customer that are actively using or have created user accounts for your platform may differ from the number of contracted users. Please revise to clarify, if true, that
            contracted users    are not necessarily active users or users that
have created accounts on
         your platform. Additionally, clarify whether and, if so, how the amount of revenue you generate is impacted by the number of users who are actively using your platform or have created accounts on your platform.
3. We also note that throughout the filing you refer to having 30 million Canvas LMS users as of December 31, 2020 and 30 million contracted users as of the same period. Please tell us whether contracted users and Canvas LMS users are the same. If so, revise your disclosures to use similar references throughout the filing or clarify what is intended by each of these measures.
4. We note from your response to prior comment 9 that you had 4,991 customers as of
         December 31, 2019. As such, please revise your disclosures where you refer to having
         "over 5,000" customers as of this date.
5. Your reference to revenues, net loss, adjusted EBITDA, operating cash flow and free cash flow for fiscal 2020 appears to be the result of simply combining the predecessor and successor periods. Please revise throughout the filing wherever you provide such references to include a discussion of the predecessor and successor periods separately.
         You may also supplement this discussion with pro forma information provided it is clearly labeled as such.
Competitive Strengths, page 10

6. We note your revised disclosures in response to prior comment 4. Please further revise to include a discussion of the reason(s) for the fluctuation in average bookings per sales representative for all periods presented.
Summary Consolidated Financial Data, page 17

7. We note that you intend to disclose pro forma as adjusted net loss per share and summary balance sheet information that will reflect both the Take-Private Transaction and the proceeds from the IPO, including repayment of debt. Explain further how the liquidation of Parent will be reflected in your pro forma as adjusted information both here and in the
       Capitalization table, and expand your disclosures to specifically address how the
       1,250,000 Class A and 90,000,0000 Class B Units of the Parent will convert into shares of
FirstName LastNameSteve Daly
       the registrant. Also, tell us what consideration you have given to including full Article 11
Comapany     NameInstructure
       pro forma    disclosures Intermediate Holdings
                                 in your Unaudited Pro I,Forma
                                                          Inc. Combined
Financial statements that
April 6,reflect the IPO
         2021 Page    2 transaction, including repayment of debt and the Parent
liquidation.
FirstName LastName
 Steve Daly
FirstName
Instructure LastNameSteve  Daly I, Inc.
            Intermediate Holdings
Comapany
April       NameInstructure Intermediate Holdings I, Inc.
       6, 2021
April 36, 2021 Page 3
Page
FirstName LastName
Selected Consolidated Financial Data, page 70

8. It appears that the "Combined" information included in this table, as well as the combined non-GAAP information provided throughout the filing, has been prepared by simply adding the predecessor and successor information. Please remove this column and related discussions. Alternatively, you may consider including pro forma information provided that it is prepared in accordance with Article 11 of Regulation S-X and clearly labeled as such.
Unaudited Pro Forma Combined Financial Data, page 76

9. Please tell us how you determined pro forma adjustment (a) and provide the calculations that support this adjustment. Also, revise footnotes 2(b), 2(f), 2(g) and 2(j) to provide quantified information related to such adjustments.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 87

10. We note your revised disclosure and response to prior comment 10. Please revise to clarify, if true, that your net revenue retention rate calculation begins with the customer cohort base as of a given month in the immediately preceding year and compares the ARR for that same cohort group in that given month for the current year. In addition, we note that you also track gross revenue retention rates, which you state is material to an understanding of your business and is a measure that you use to track your ability to retain your base revenue. Please disclose this measure for each period presented and include a discussion of the fluctuations from period to period. Refer to SEC Release No. 33-10751.
Non-GAAP Financial Measures, page 88

11.      We note your adjustment for    fair value adjustments to deferred
revenue in connection
         with purchase accounting    included in your various non-GAAP
measures. Considering
         deferred revenue was adjusted to fair value in accordance with GAAP at the time of the
         Take-Private transaction, please tell us how you considered whether your various non-
         GAAP measures, which include this adjustment are substituting an individually tailored recognition and measurement method for a GAAP measure. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation
         G.
12.      We note that non-GAAP operating (loss) income excludes amortization of only
         acquisition related intangible and you state that you do not believe this adjustment is reflective of your ongoing operations. Please revise to clarify that while you are excluding the amortization expense related to the Take-Private transaction, this non-
         GAAP measure also includes revenue generated, in part, by such intangible assets.
 Steve Daly
FirstName
Instructure LastNameSteve  Daly I, Inc.
            Intermediate Holdings
Comapany
April       NameInstructure Intermediate Holdings I, Inc.
       6, 2021
April 46, 2021 Page 4
Page
FirstName LastName
Notes to Consolidated Financial Statements
10. Stockholders' Equity, page F-33

13. We note that you issued 1,250,000 Class A Units and 90,000,000 Class B Units for the
         cash paid by Thoma Bravo as part of the Take-Private Transaction. Please revise to include a discussion of the terms, rights, privileges, etc. of these Units. Refer to ASC 505-
         10-50-3.
Note 11. Stock-Based Compensation
Successor, page F-34

14. We note your response to prior comment 15. Please tell us whether the number of Class B
         Incentive Units issued and the related grant date fair value of the underlying common stock will be retroactively adjusted to reflect the Parent liquidation that will occur just prior to the Offering, and if so, explain how. If not, explain further the significant difference in the per share value in the Take-Private transaction and the common stock fair value following such transaction.
       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Bradley C. Reed, P.C.